Exhibit 23.3









            Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Axtel, S.A. de C.V.:

We consent to the use of our report dated February 25, 2005, except for notes 2(a) and 22 (b) which are as of June 22, 2005 with respect to the consolidated balance sheets of Axtel, S.A. de C.V. as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity, and changes in financial position for each of the years in the three-year period ended December 31, 2004, included herein and to the reference to our firm under the heading "Experts" in the registration statement .


KPMG Cardenas Dosal, S.C.


/s/ Rafael Gomez Eng


Monterrey, N.L. Mexico
August 11, 2005